

October 24, 2008

Mail Stop 7010

Timothy Tangredi
Chief Executive Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, Florida 33556

Re: **Dais Analytic Corporation**
        Registration Statement on Form S-1 Amendment No.1
        Filed on October 10, 2008
        File No. 333-152940

Dear Mr. Tangredi:

       We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include in the "Amount to be Registered" column of the Calculation of Registration Fee table the total number of the shares to be registered pursuant to the registration statement with footnote disclosure regarding the overlying securities.

2. We note your response to comment 3 in our letter dated September 8, 2008. However, because of the nature and size of the transaction being registered for the 10% or greater shareholders (the "significant shareholders") relative to the number of shares outstanding, the offering by the significant shareholders appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. Since you are not qualified to conduct an offering "at the market," please reduce the amount of shares being registered for the significant shareholders or file a separate registration statement identifying the significant shareholders as underwriters and include a fixed price at which their securities would be sold for the duration of the offering.

Prospectus Summary, page 6

The Financing Transactions, page 8
Financing, page 8

3. We note your revised disclosure in response to comment 9 in our letter dated
    September 8, 2008. We also note your disclosure about the number of shares
    issuable upon the exercise of the warrants being tied to the number of shares
    issuable upon the conversion of the notes. Please explain in the filing whether the
    number of shares issuable upon the warrant exercise would increase or decrease
    as a result of this contractual provision. Further explain how you calculated the
    number of shares underlying the notes and warrants that you seek to register with
    this registration statement.

Risk Factors, page 11

4. We note your response to comment 10 in our letter dated September 8, 2008. As
    previously requested, please delete the second sentence of the first paragraph.

5. Please add a risk factor describing the risks to the company if it defaults on the
    notes issued in the Financing. Also disclose whether the company has the
    intention, and a reasonable basis to believe that it will have the financial ability, to
    make all payments on the notes.

Selling Shareholder Table, page 56

6. We note your response to comment 28 in our letter dated September 8, 2008.
    Since Aegis Capital Corp. and Legend Merchant Group, Inc. are broker dealers
    that did not receive the securities as compensation for underwriting activities,
    please revise to reflect that these entities are underwriters with respect to the
    shares being offered by them.

7. At the end of the tabular presentation starting on page 64 of the prospectus, please
    disclose the total value of interest payments, liquidated damages, payments made
    to finders or placement agents and any other payments or potential payments.

Report of Independent Registered Public Accounting Firm, page F-20

8. Please have your auditor revise their audit report to include the conformed
    signature of the firm as required by Rule 2.02(a) of Regulation S-X.

Note 5 – Notes Payable, page 34

9. Please revise your disclosure of the 2007 convertible notes payable to clarify that the calculated intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the convertible note payable, and therefore, the discount assigned to the beneficial conversion feature was limited to the amount of the proceeds allocated to the convertible note.

10. We note your response to comment 38 in our letter dated September 8, 2008. However, it is not clear to us how "the remaining notes not converted as part of the inducement carried a principal balance of $425,000", and not $275,000, if the convertible note payable balance at December 31, 2006 was $1,115,546, and $840,547 of these convertible notes were converted during 2007. Please advise or revise your disclosure.

Part II

Recent Sales of Unregistered Securities, page 76

11. We note your response to comment 42 in our letter dated September 8, 2008. As previously requested, for each transaction listed in this section:

- name the persons or identify the class of persons to whom the securities were sold; and
- as to any securities sold otherwise than for cash, disclose the amount of consideration received by the company.

Signatures, page 80

12. We note your response to comment 43 in our letter dated September 8, 2008. Please revise to reflect that the registration statement has also been signed by your principal accounting officer or controller.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Addison K. Adams, Esq. (via facsimile @ (310) 208-1154)
         Richardson & Patel LLP
         10900 Wilshire Boulevard, Suite 500
         Los Angeles, California 90024